DESCARTES REPORTS FISCAL 2008 FOURTH QUARTER AND YEAR END FINANCIAL RESULTS

18% increase in quarterly revenues over last year drives strong operational performance and record net income

WATERLOO, Ontario — March 6, 2008 —Descartes Systems Group, a global on-demand software-as-a-service (SaaS) logistics solutions provider, announced financial results for its fiscal 2008 fourth quarter (Q4FY08) and year (FY08) ended January 31, 2008. All financial results referenced are in United States (US) currency and, unless otherwise indicated, are determined in accordance with US Generally Accepted Accounting Principles (GAAP).

Q4FY08 Financial Results

As described in more detail below, key financial highlights for Descartes in Q4FY08 included:

•

Revenues of $16.0 million, up $2.4 million or 18% from the fourth quarter of last fiscal year (Q4FY07) and up $0.5 million or 3% from $15.5 million in the previous quarter (Q3FY08). Services revenues in the quarter were $14.4 million, up $2.8 million or 24% from $11.6 million in Q4FY07 and compared to $14.5 million in Q3FY08;

•

Net income of $17.9 million, up $16.7 million from $1.2 million in Q4FY07 and up $16.2 million from $1.7 million in Q3FY08. Net income in the quarter included a non-cash, deferred income tax recovery of $16.0 million as Descartes recorded a deferred tax asset for prior period tax losses that are anticipated to be applied against taxable income earned in future periods. Excluding this non-cash, deferred income tax recovery, net income in the quarter was $1.9 million, up 58% from Q4FY07 and up 12% from Q3FY08;

•

Earnings per share on a diluted basis of $0.33, up from $0.03 in Q4FY07 and Q3FY08. Excluding the $16.0 million non-cash, deferred income tax recovery, earnings per share on a diluted basis for Q4FY08 were $0.04;

•

Record EBITDA of $3.8 million, up 15% from $3.3 million in Q4FY07 and up from $3.7 million in Q3FY08. EBITDA as a percentage of revenues was 24% this quarter, consistent with Q4FY07 and Q3FY08. Q4FY08 is the eighth consecutive quarter that EBITDA, as a percentage of revenues, has exceeded 20%.

EBITDA is a non-GAAP financial measure provided as a complement to financial results presented in accordance with GAAP that we calculate as net income before interest, taxes, depreciation and amortization (for which we include amortization of intangible assets, contingent acquisition consideration, deferred compensation and stock-based compensation, and the impairment of goodwill). These items are considered by management to be outside Descartes’ ongoing operational results. A reconciliation of EBITDA to net income determined in accordance with GAAP is provided later in this release.

| The Descartes Systems Group Inc. | 120 Randall Drive Waterloo ON Canada N2V 1C6 | 519.746.6114 |

|	info@descartes.com	| www.descartes.com	|	TSX:DSG	|	NASDAQ:DSGX | Helping Customers Deliver	|

The following table summarizes Descartes’ results in the categories specified below over the past 5 fiscal quarters (unaudited, dollar amounts in millions, except per share amounts):

	Q4 FY08	Q3 FY08	Q2 FY08	Q1 FY08	Q4 FY07
Revenues	16.0	15.5	14.3	13.3	13.6
Services revenues	14.4	14.5	13.5	12.2	11.6
Net income	17.9*	1.7	1.7	1.1	1.2
Diluted EPS	0.33*	0.03	0.03	0.02	0.03
EBITDA	3.8	3.7	3.4	3.0	3.3
EBITDA % of revenues	24%	24%	24%	23%	24%

* Net income and earnings per share on a diluted basis in Q4FY08 were positively impacted by the $16.0 million non-cash, deferred income tax recovery.

Total revenues of $16.0 million in Q4FY08 were comprised of $14.4 million in services revenues and $1.6 million in license revenues. As a percentage of total revenues, services revenues were 90%, compared to 85% in Q4FY07 and 94% in Q3FY08, with the balance of the revenues in each period being license revenues.

Geographically, $8.7 million of revenues (55%) were generated in the Americas, excluding Canada, $4.2 million (26%) in Europe, Middle East and Africa (“EMEA”), $2.6 million (16%) in Canada, and $0.5 million (3%) in the Asia Pacific region.

“Our prudent management in light of a deteriorating US dollar and difficult global economy, coupled with our careful attention to our operating model and acquisition integration strategy, resulted in a positive impact to our bottom line,” said Stephanie Ratza, CFO at Descartes. “Our core business continues to perform well. We have a solid balance sheet with a healthy cash position, and we are generating cash from operations. We believe that we have an excellent platform to continue to execute on our consolidation strategy.”

“We continue to deliver value for our customers through our Global Logistics Network and value-added services,” said Art Mesher, Descartes’ CEO. “Our customer focused methodology and software-as-a-service business model is consistently providing positive results for our customers, which has contributed to our own positive results.”

FY08 Financial Results

As described in more detail below, key financial highlights for Descartes in FY08 included the following:

•	Revenues of $59.0 million, up $7.0 million or 13% from $52.0 million in Descartes’ fiscal year ended January 31, 2007 (FY07);
•	Services revenues of $54.6 million, an increase of $7.8 million or 17% from $46.8 million in FY07;
•

Net income of $22.4 million, up by $18.4 million from $4.0 million in FY07. Net income in FY08 included a non-cash, deferred income tax recovery of $16.0 million as Descartes recorded a deferred tax asset for prior period tax losses that are anticipated to be applied against taxable income earned in future periods. Excluding this non-cash, deferred income tax recovery, net income in FY08 was $6.4 million, up $2.4 million or 60% from FY07;

| The Descartes Systems Group Inc. | 120 Randall Drive Waterloo ON Canada N2V 1C6 | 519.746.6114 |

|	info@descartes.com	| www.descartes.com	|	TSX:DSG	|	NASDAQ:DSGX | Helping Customers Deliver	|

•

Earnings per share on a diluted basis of $0.43, up from $0.09 per share in FY07. Excluding the $16.0 million non-cash, deferred income tax recovery, earnings per share on a diluted basis for FY08 were $0.12; and

•

EBITDA of $13.8 million, an increase of $2.3 million or 20% from EBITDA of $11.5 million in FY07. EBITDA as a percentage of revenues was 23% in FY08 compared to 22% in FY07. EBITDA is a non-GAAP financial measure provided as a complement to the GAAP financial measures in this release. A reconciliation of EBITDA to net income determined in accordance with GAAP is provided later in this release.

The following table summarizes Descartes' results in the categories specified below over the past two fiscal years (unaudited, dollar amounts in millions, except per share amounts):

	FY08	FY07
Revenues	59.0	52.0
Services revenues	54.6	46.8
Net income	22.4*	4.0
Diluted EPS	0.43*	0.09
EBITDA	13.8	11.5
EBITDA % of revenues	23%	22%

* Net income and earnings per share on a diluted basis in FY08 were positively impacted by a $16.0 million non-cash, deferred income tax recovery.

Cash Position at January 31, 2008

As at January 31, 2008, we had $44.1 million in cash and cash equivalents, none of which was held in asset-backed commercial paper (ABCP). As at January 31, 2007, we had $19.4 million in cash and cash equivalents, and $2.5 million in marketable securities.

The table set forth below provides a summary of cash flows for FY08 in millions of dollars:

Cash and cash equivalents, February 1, 2007	19.4
Cash provided by operating activities	11.9
Maturities of marketable securities	2.8
Additions to capital assets	(1.1)
Acquisition of subsidiaries and acquisition-related costs	(13.3)
Issuance of common shares, net of issue costs	23.3
Effect of foreign exchange rates on cash and cash equivalents	1.1
Net change in cash and cash equivalents and marketable securities	24.7
Cash and cash equivalents, January 31, 2008	44.1

Q4FY08 Acquisitions

RouteView Technologies

On December 20, 2007, Descartes acquired RouteView, a provider of technology solutions in a recurring revenue model to help small- and medium-sized organizations manage their delivery operations. RouteView’s map-based routing software combines with wireless, GPS and automated call-out technology to help numerous customers, particularly in the home delivery and distribution industries, with a comprehensive delivery management solution. The purchase price for this acquisition was approximately $3.0 million in cash, plus up to an additional $0.5 million in cash if certain sales targets are met by RouteView in the first year post-acquisition.

| The Descartes Systems Group Inc. | 120 Randall Drive Waterloo ON Canada N2V 1C6 | 519.746.6114 |

|	info@descartes.com	| www.descartes.com	|	TSX:DSG	|	NASDAQ:DSGX | Helping Customers Deliver	|

Pacific Coast Tariff Bureau (PCTB)

On January 9, 2008, Descartes acquired PCTB for approximately $2.1 million in cash. For over 60 years, PCTB has provided tariff and contract publishing services to leading ocean carriers, non-vessel operating common carriers (NVOCCs) and shippers to help them comply with US regulations for domestic and foreign shipping trades. PCTB also provides technology solutions to its customers to help them manage ocean contracts and apply the correct freight rates to bills of lading for ocean shipments.

Mobitrac

On January 10, 2008, Descartes acquired the fleet management business formerly known as Mobitrac (“Mobitrac”) from privately-held Fluensee, Inc. for approximately $0.7 million in cash. The Mobitrac business includes a software-as-a-service routing and scheduling technology.

2008 Global User Conference

On April 14, 15 and 16, 2008, Descartes will host its Global User Conference and Global Logistics Advisory Council meeting in Atlanta, Georgia. Details on the event can be found at http://www.descartes.com/usergroup. The primary sponsors for the event are Microsoft, Telogis, NAVTEQ, TeleAtlas, Pitney Bowes G1, Cadec, SMC3 and DiCentral. Descartes customers speaking at the event include the President of American Airlines Cargo, as well as spokespersons from CVS/Pharmacy, DHL Supply Chain, The Home Depot, Tomra North America, Freedman Distributors, Capital Beverage and Schwan's along with others.

Conference Call

Members of Descartes’ executive management team are scheduled to host a conference call to discuss the company's financial results and business outlook at 8:00 a.m. EST on March 6th. Designated numbers are (800) 950-1454 for North America or (212) 231-2900 for International. The company simultaneously has scheduled an audio web cast on the Descartes Web site at www.descartes.com/company/investors. Phone conference dial-in or web cast log-in is required approximately 10 minutes beforehand.

Replays of the conference call will be available in two formats and accessible for 24 hours after the call’s completion by dialing (800) 558-5253 or + 1 (416) 626-4100 and using passcode number 21374343. An archived replay of the web cast will be available at www.descartes.com/company/investors.

About Descartes

Descartes (TSX: DSG) (NASDAQ: DSGX), a leading provider of software-as-a-service (SaaS) logistics solutions, is delivering results across the globe today for organizations that operate logistics-intensive businesses. Descartes’ logistics management solutions combine a multi-modal network, the Descartes Global Logistics Network, with component-based ‘nano’ sized applications to provide messaging services between logistics trading partners, shipment management services to help manage third party carriers and private fleet management services for organizations of all sizes. These solutions and services help Descartes’ customers reduce administrative costs, billing cycles, fleet size, contract carrier costs, and mileage driven and improve pick up and delivery reliability. Our hosted, transactional and packaged solutions deliver repeatable, measurable results and fast time-to-value. Descartes customers include an estimated 1,600 ground carriers and more than 90 airlines, 30 ocean carriers, 900 freight forwarders and third-party providers of logistics services, and hundreds of manufacturers, retailers, distributors, private fleet owners and regulatory agencies. The company has more than 300 employees and is based in Waterloo, Ontario, with operations in Atlanta, Pittsburgh, Minneapolis, Ottawa, Washington DC, Derby, London, Stockholm, Shanghai, Singapore and Melbourne. For more information, visit www.descartes.com.

# # #

| The Descartes Systems Group Inc. | 120 Randall Drive Waterloo ON Canada N2V 1C6 | 519.746.6114 |

|	info@descartes.com	| www.descartes.com	|	TSX:DSG	|	NASDAQ:DSGX | Helping Customers Deliver	|

Descartes Investor Contact:

Laurie McCauley

investor@descartes.com

(519) 746-6114 x 2358

Safe Harbor Statement

This release contains forward-looking information within the meaning of applicable securities laws (“forward-looking statements”) that relate to the positioning of Descartes to provide value to customers and shareholders; revenues, expenses, goals and other matters. Such forward-looking statements involve known and unknown risks, uncertainties and other factors and assumptions that may cause the actual results, performance or achievements of Descartes, or developments in Descartes’ business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, Descartes’ ability to continue to align operating expenses to visible and recurring revenues; the impact of foreign currency exchange rates; Descartes’ ability to successfully execute on acquisitions and to integrate acquired businesses and assets, including the Q4FY08 acquisitions, and to predict expenses associated with and revenues from the acquisitions; the ability to attract and retain key personnel and the ability to manage the departure of key personnel; departures of key customers; disruptions in the movement of freight; and other factors and assumptions discussed in the section entitled, “Certain Factors That May Affect Future Results” in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada, including Descartes’ Annual Report on Form 40-F for FY07. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

| The Descartes Systems Group Inc. | 120 Randall Drive Waterloo ON Canada N2V 1C6 | 519.746.6114 |

|	info@descartes.com	| www.descartes.com	|	TSX:DSG	|	NASDAQ:DSGX | Helping Customers Deliver	|

Reconciliation of Non-GAAP Financial Measure - EBITDA

We prepare and release quarterly unaudited and annual audited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information, used to evaluate our performance, in this and other earnings releases and investor conference calls as a complement to results provided in accordance with GAAP. We believe that current shareholders and potential investors in our company use non-GAAP financial measures, such as EBITDA, in making investment decisions about our company and measuring our operational results. The term “EBITDA” refers to a financial measure that we define as earnings before interest, taxes, depreciation and amortization (for which we include amortization of intangible assets, contingent acquisition consideration, deferred compensation and stock-based compensation, and impairment of goodwill). Since EBITDA is not a measure determined under GAAP it may not be comparable to similarly titled measures reported by other companies. EBITDA should not be construed as a substitute for net income determined in accordance with GAAP. We have presented EBITDA to show Descartes’ baseline performance before certain non-cash and acquisition-related expenses and other items that are considered by management to be outside Descartes’ ongoing operational results. We believe that financial analysts, current investors and potential investors use EBITDA to understand Descartes’ financial results and that EBITDA will help investors’ overall understanding of our results by providing a higher level of transparency for certain expenses and by providing a level of disclosure that will help investors understand how we plan and measure our business. The table below reconciles EBITDA to net income reported in our unaudited Consolidated Statements of Operations for Q4FY08, Q3FY08, Q2FY08, Q1FY08 and Q4FY07, which we believe is the most directly comparable GAAP measure.

(US dollars in millions)	Q4FY08	Q3FY08	Q2FY08	Q1FY08	Q4FY07

Net income, as reported on Consolidated Statements of Operations	17.9	1.7	1.7	1.1	1.2
Adjustments to reconcile to EBITDA:
Investment income	(0.4)	(0.5)	(0.5)	(0.1)	(0.1)
Income tax expense (recovery)	(15.9)	0.1	0.1	-	0.1
Depreciation expense	0.7	0.7	0.6	0.5	0.6
Impairment of goodwill, amortization of intangible assets and contingent acquisition consideration	1.6	1.5	1.3	1.3	1.3
Amortization of deferred compensation and stock-based compensation expense	(0.1)	0.2	0.2	0.2	0.2
EBITDA	3.8	3.7	3.4	3.0	3.3

The table below reconciles EBITDA to net income reported in our audited Consolidated Statements of Operations for FY08 and FY07, which we believe is the most directly comparable GAAP measure.

(US dollars in millions)	FY08	FY07

Net income, as reported on Consolidated Statements of Operations	22.4	4.0
Adjustments to reconcile to EBITDA:
Investment income	(1.5)	(0.6)
Income tax expense (recovery)	(15.7)	0.2
Depreciation expense	2.5	2.2
Impairment of goodwill, amortization of intangible assets and contingent acquisition consideration	5.6	4.9
Amortization of deferred compensation and stock-based compensation expense	0.5	0.8
EBITDA	13.8	11.5

| The Descartes Systems Group Inc. | 120 Randall Drive Waterloo ON Canada N2V 1C6 | 519.746.6114 |

|	info@descartes.com	| www.descartes.com	|	TSX:DSG	|	NASDAQ:DSGX | Helping Customers Deliver	|

THE DESCARTES SYSTEMS GROUP INC.

CONSOLIDATED BALANCE SHEETS

(US DOLLARS IN THOUSANDS; US GAAP; UNAUDITED)

	January 31,	January 31,
	2008	2007
ASSETS
CURRENT ASSETS
Cash and cash equivalents	44,091	19,370
Marketable securities	-	2,551
Accounts receivable
Trade	10,447	6,905
Other	1,288	611
Prepaid expenses and other	1,524	919
Deferred contingent acquisition consideration	833	2,000
Deferred income taxes	3,000	-
	61,183	32,356
CAPITAL ASSETS	6,722	6,766
GOODWILL	25,005	20,426
INTANGIBLE ASSETS	18,914	10,953
DEFERRED CONTINGENT ACQUISITION CONSIDERATION	-	833
DEFERRED INCOME TAXES	14,570	-
	126,394	71,334

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	3,054	3,188
Accrued liabilities	4,514	2,820
Income taxes payable	783	203
Deferred revenue	3,750	2,374
	12,101	8,585
INCOME TAX LIABILITY	1,570	-
	13,671	8,585

SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totalled 52,929,977 at January 31, 2008 (January 31, 2007 – 46,361,500)	44,251	19,319
Additional paid-in capital	449,320	448,850
Accumulated other comprehensive income (loss)	2,006	(123)
Accumulated deficit	(382,854)	(405,297)
	112,723	62,749
	126,394	71,334

THE DESCARTES SYSTEMS GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(US DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND SHARE DATA; US GAAP; FY08 AND QUARTERLY DATA UNAUDITED)

	Three Months Ended		Twelve Months Ended
	January 31,	January 31,	January 31,	January 31,
	2008	2007	2008	2007
REVENUES	16,011	13,560	59,025	51,990
COST OF REVENUES	5,745	4,600	20,640	17,487
GROSS MARGIN	10,266	8,960	38,385	34,503
EXPENSES
Sales and marketing	2,374	2,503	9,700	10,138
Research and development	2,742	2,464	10,540	9,033
General and administrative	1,906	1,669	7,253	7,047
Amortization of intangible assets	1,158	727	3,644	2,718
Contingent acquisition consideration	500	535	2,000	2,040
Impairment of goodwill	-	-	-	100
Restructuring recovery	-	(172)	-	(172)
	8,680	7,726	33,137	30,904
INCOME FROM OPERATIONS	1,586	1,234	5,248	3,599
INVESTMENT INCOME	447	97	1,518	592
INCOME BEFORE INCOME TAXES	2,033	1,331	6,766	4,191
INCOME TAXES EXPENSE (RECOVERY)
Current	97	117	323	204
Deferred	(16,000)	-	(16,000)	-
	(15,903)	117	(15,677)	204
NET INCOME	17,936	1,214	22,443	3,987
EARNINGS PER SHARE
Basic	0.34	0.03	0.44	0.09
Diluted	0.33	0.03	0.43	0.09
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	52,294	46,342	51,225	45,225
Diluted	53,721	47,609	52,290	46,475

THE    DESCARTES SYSTEMS GROUP INC.

            CONSOLIDATED STATEMENTS OF CASH FLOWS

(US      DOLLARS IN THOUSANDS; US GAAP; FY08 AND QUARTERLY DATA UNAUDITED)

	Three Months Ended		Twelve Months Ended
	January 31,	January 31,	January 31,	January 31,
	2008	2007	2008	2007
OPERATING ACTIVITIES
Net income	17,936	1,214	22,443	3,987
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	676	618	2,424	2,200
Amortization of intangible assets	1,158	727	3,644	2,718
Contingent acquisition consideration	-	31	-	869
Impairment of goodwill	-	-	-	100
Amortization of deferred compensation	(4)	1	4	67
Stock-based compensation expense	(110)	197	466	729
Deferred income taxes	(16,000)		(16,000)	-
Changes in operating assets and liabilities:
Accounts receivable
Trade	(600)	46	(1,356)	73
Other	73	156	(364)	731
Prepaid expenses and other	(448)	47	67	(110)
Deferred contingent acquisition consideration	500	500	2,000	(2,833)
Accounts payable	(708)	572	(812)	554
Accrued liabilities	(861)	(1,777)	(815)	(1,898)
Income taxes payable	610	(168)	580	(5)
Deferred revenue	(2)	29	(343)	(706)
Cash provided by operating activities	2,220	2,193	11,938	6,476
INVESTING ACTIVITIES
Maturities of marketable securities	-	30	2,820	5,425
Sale of marketable securities	-	-	-	5,092
Purchase of marketable securities	-	-	-	(7,734)
Additions to capital assets	(404)	(225)	(1,074)	(1,359)
Acquisition of subsidiaries, net of cash acquired and bank indebtedness assumed	(5,694)	(1,580)	(11,374)	(29,352)
Acquisition-related costs	(190)	(164)	(1,903)	(1,079)
Cash used in investing activities	(6,288)	(1,939)	(11,531)	(29,007)
FINANCING ACTIVITIES
Issuance of common shares for cash, net of issue costs	119	36	23,279	13,787
Cash provided by financing activities	119	36	23,279	13,787
Effect of foreign exchange rate changes on cash and cash equivalents	(218)	974	1,035	480
Increase (decrease) in cash and cash equivalents	(4,167)	1,264	24,721	(8,264)
Cash and cash equivalents at beginning of period	48,258	18,106	19,370	27,634
Cash and cash equivalents at end of period	44,091	19,370	44,091	19,370